UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30842 / December 23, 2013

In the Matter of	)
	)
	)
RBS SECURITIES INC.	)
600 Washington Boulevard	)
Stamford, CT 06901	)
	)
CITIZENS INVESTMENT ADVISORS,	)
a separately identifiable department of RBS Citizens, N.A.	)
Mail Stop RC 03-30	)
One Citizens Plaza	)
Providence, RI 02903	)
	)
(812-14232)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

RBS Securities Inc. ("RBS Securities") and Citizens Investment Advisors, a separately
identifiable department of RBS Citizens, N.A. ("Citizens IA," and with RBS Securities, the
"Applicants") filed an application on November 7, 2013, and an amendment to the application
on November 25, 2013, requesting temporary and permanent orders under section 9(c) of the
Investment Company Act of 1940 ("Act") exempting Applicants and any other company of
which RBS Securities is or hereafter becomes an affiliated person (together with Applicants,
"Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the
United States District Court for the District of Connecticut on November 25, 2013.

On November 25, 2013, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from
section 9(a) of the Act (Investment Company Act Release No. 30808) until the Commission
takes final action on the application for a permanent order. The notice gave interested persons
an opportunity to request a hearing and stated that an order disposing of the application would
be issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been
such as not to make it against the public interest or protection of investors to grant the
permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application, as amended and filed by RBS Securities and Citizens IA (File No. 812-14232) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, as amended, entered by the United States District Court for the District of Connecticut on November 25, 2013.

By the Commission.

Elizabeth M. Murphy
Secretary